Sol Strategies Enters into Definitive Agreement for the Acquisition of High-Performance Validators

From Cogent Crypto

TORONTO, Ontario - November 14, 2024 - Sol Strategies Inc. (CSE: HODL) (OTC Pink: CYFRF) (formerly, Cypherpunk Holdings Inc., "Sol Strategies" or the "Company"), a publicly traded, Canadian holding company that invests in the Solana blockchain and ecosystem, today announced it has entered into a definitive agreement dated November 14, 2024 (the "Definitive Agreement") for the acquisition of four validators (each a "Validator") and certain assets related to the Validators from Cogent Crypto, a high-performance validator operating within the Solana ecosystem (the "Acquisition").

The Acquisition would increase the amount of SOL delegated to Sol Strategies-owned Solana validators to 948,804 SOL (CAD $285,866,889), an increase of 699,012 SOL (CAD $210,570,732), enabling Sol Strategies to earn validation commission on this delegation.

Three other validator assets to be acquired on the SUI, MONAD, and ARCH network have cumulative delegations of CAD $181,444,889.40.

Validators play a crucial role in maintaining transaction integrity and network stability while enabling yield generation through staking-a role Cogent Crypto has distinguished itself in with exceptional reliability and technical rigor. The Acquisition positions Sol Strategies to capitalize on Cogent Crypto's proven success and further the growth of the Company's staking operations with the addition of new, high-quality validator infrastructure.

CAD to USD calculations in this news release are based on quotes from Google Finance as at November 14, 2024. SOL to CAD and SUI to CAD calculations are based on Coin Base converter as of November 13, 2024.

Leah Wald, CEO of Sol Strategies commented: "For this next phase of Sol Strategies, we are focused on making the Company's first acquisition to advance the Company's long-term growth strategy. This acquisition will meaningfully expand Sol Strategies' staking capabilities, which underpins Solana's reputation as a next generation blockchain for institutional and decentralized applications alike. By building on Cogent Crypto's established role in the ecosystem, Sol Strategies is positioned to support the future of decentralized finance and drive long-term value creation for shareholders."

Acquisition Terms

Pursuant to the terms of the Acquisition, Sol Strategies will acquire a 78% interest in a Validator on the Solana blockchain and a 100% ownership interest in Validators on the SUI blockchain, Monad blockchain, and Arch blockchains including main networks and test networks, and all accounts, information, data, infrastructure, intellectual property, rights, authorities and other property and components required for or associated with the access, management, operation and other use or exploitation of such Validator in the business of Cogent Crypto (the "Purchased Assets"). Sol Strategies will assume full operational control of Cogent Crypto's Validators effective immediately on the closing of the Acquisition (the "Closing").

Under the Definitive Agreement and in consideration for the Purchased Assets, the Company will (i) pay USD $1,000,000 in cash on Closing, (ii) issue 1,162,000 common shares of Sol Strategies (each a "Common Share") on Closing (valued at a price of CAD $1.20 per Common Share), and (iii) issue 18,592,000 Common Shares (valued at a price of CAD $1.20 per Common Share) over a period of three years from Closing on specific dates prescribed in the Definitive Agreement (the "Remaining Share Consideration"). The Common Shares issued as consideration for the Acquisition are subject to a statutory four-month hold period upon issuance and certain mutually agreed to trading restrictions.

On each business day prior to the issuance of the Remaining Share Consideration if the total amount of Solana staked to the Solana Validator is 5% or more less than the amount of Solana staked at Closing the Remaining Share Consideration to be paid on the applicable payment date prescribed in the Definitive Agreement shall be reduced by an equal percentage difference.

The Acquisition remains subject to customary closing conditions, including the approval of the Canadian Securities Exchange.

The Company will not be assuming any long-term debt, and no finder's fees are payable in conjunction with the Acquisition.

About Sol Strategies

Sol Strategies is a publicly traded holding company committed to the continued development of the Solana blockchain and ecosystem through its private equity and financial markets activities. Sol Strategies seeks to leverage investment opportunities in staking rewards and Solana-based projects, allowing shareholders to indirectly participate in decentralized finance. The Company is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker HODL and on the OTC market under the ticker CYFRF.

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements or information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to (i) expectations regarding the characteristics, value drivers, and anticipated benefits of the Acquisition, (ii) expectations regarding the Company's closing times and future development opportunities in connection with Acquisition; (iii) expectations regarding the timing and closings thereof; and (iv) expectations concerning the Company's business plans and operations. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding completion of the Acquisition and its intended impact on the Company, the Company's future investing plans and staking plans. There is no assurance that the Acquisition will be completed or that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies

Media contact: solstrategies@mgroupsc.com